Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

November 11, 2008

By Federal Express

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find the following document:

1. Press Release dated November 11, 2008 referring to "Increasing Interest in San Cristobal Silver, Zinc and Lead Mining Project in Republic of Bolivia" [English translation].

11/13

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

(This is an English translation of the Japanese original)

November 11, 2008

To whom it may concern

Sumitomo Corporation
Susumu Kato, President and CEO
Code No.8053 Tokyo Stock Exchange, 1st Section
Contact: Hisakazu Suzuki
Corporate Communications Dept.
Tel.+81-3-5166-3089

Increasing Interest in San Cristobal Silver, Zinc and Lead Mining Project in Republic of Bolivia

We Sumitomo Corporation, currently a 35% shareholder of Minera San Cristobal S.A. (hereafter "MSC"), are under negotiation with Apex Silver Mines Limited (CEO : Jeff Clevenger), currently a 65% shareholder of MSC, to acquire an additional interest in the titled mining project which is wholly owned by MSC. We are positioning this project as a core business and have concluded that this is a good opportunity to increase value of this project.

We will be disclosing detailed information after entering the definitive agreement.

(Attachment)

・Summary of San Cristobal Silver, Zinc and Lead Mining Project

<Reference>

1.Summary of Project

• Ownership	:	Apex Silver Mines Ltd. 65% Sumitomo Corporation 35%
• Location	:	Southwestern part of the Republic of Bolivia, near the Salar of Uyuni. Located at a height of 3,800-4,500 meters above sea level.
• Reserve	:	Ag 14kt, Zn 3.8 Mt, Pb 1.3 Mt
• Average Annual Production	:	Ag 525t, Zn 225kt, Pb 82kt (Commercial Production Started from August 2007)
• Mine Life	:	16 years
• Apex Silver Mines Ltd.	:	Established in 1993, listed in AMEX

2.Location Map


PERU
BOLIVIA
Uyuni
San Cristobal
ARGENTINA

END